Exhibit 99.1

Patria Investments Announces Launch of Growth Equity Strategy and Agreement to Partner with Kamaroopin

Growth Equity expands Patria’s coverage of the private markets investment spectrum and the agreement with Kamaroopin secures a partnership with a highly skilled investment team

GRAND CAYMAN, Cayman Islands, December 8, 2021 – Patria Investments (“Patria”) (NASDAQ: PAX), a global alternative asset manager, announced today the launch of a new Growth Equity strategy, anchored by Kamaroopin, a private markets investment group previously affiliated with Tarpon Investments and led by Pedro Faria. The partnership is structured in two stages, first establishing a minority stake during a joint fundraising campaign, and then a full business combination contingent on fundraising success and certain other requirements.

“Growth Equity is highly complementary to our flagship private equity business, and expands our product offering to meet a key area of investor demand,” said Alexandre Saigh, Patria’s CEO. “We are excited to partner with Pedro and the Kamaroopin team on this new initiative that will broaden Patria’s presence across the private markets value chain. Our investment philosophies are highly aligned with a sector-based focus, and a commitment to being not just investors, but company builders.”

With market size of more than $15 billion dollars in Latin America, Venture Capital and Growth Equity strategies are in high demand. Venture Capital transaction volume in Brazil has grown at a CAGR of more than 40% over the last decade, with transaction value reaching $6.6 billion in 2021.

Kamaroopin was created in 2018, and currently has three invested portfolio companies where they partner with great entrepreneurs as investor operators to drive growth through single minded consumer focus and tech-enabled business models. Their portfolio has generated a 2.7x gross multiple based on June 2021 valuations, led by their signature first investment in Petlove, the #1 digital Petcare platform in Brazil. Kamaroopin’s current portfolio amounts to nearly BRL 1 billion (or more than USD $175 million) in assets under management, and they are profitable on a Fee Related Earnings basis at current size.

“Today is a very important day for Kamaroopin” said Pedro Faria, Kamaroopin’s founding partner. “Kamaroopin was founded within the SK Tarpon ecosystem, with the mission to be company builders, operating as true partners of entrepreneurs and teams. Today, we are taking a step further with the association with Patria, the leading alternative investment firm focused on Latin America. We are inspired by their team leadership and successful investment model. We will strengthen our ability to back many more companies and build consistent and lasting business legacies.”

Transaction Details

While detailed financial terms of the transaction are not being disclosed, the structure will comprise two stages. The first stage includes an agreement to acquire a 40% minority stake in Kamaroopin’s existing business for cash consideration, which upon closing will launch a joint fundraising campaign for a new Growth Equity fund. The second stage of the transaction would trigger the acquisition of the remaining 60% stake in Kamaroopin for equity consideration, contingent on achieving pre-defined fundraising objectives, and fulfilling certain other requirements. Should the requirements for the second stage not be satisfied, Patria and Kamaroopin would have optionality to unwind the transaction.

Kamaroopin will have minimal impact on Patria’s near term Distributable Earnings, with the exception of an attractive performance fee opportunity on Petlove. As part of the partnership agreement, Patria will be entitled to participate in the crystallization of Petlove´s eventual performance fee, in a structure that was designed to provide the best alignment of incentives among all parties. Upon the closing of stage two of the transaction, Kamaroopin’s earnings would be fully consolidated, and including revenue from the new fund, the strategy is expected to be profitable on both a Fee Related Earnings and Distributable Earnings basis with significant room to scale moving forward.

Conference Call & Webcast Information

Patria will host a conference call on Thursday, December 9, 2021 at 9:00 am (Eastern Time) to discuss the transaction. The conference call can be accessed via webcast on the Events section of Patria’s IR website at https://ir.patria.com. A presentation on the transaction will be posted to Patria’s IR website and on the SEC website at www.sec.gov in advance of the conference call.

About Patria Investments

Patria is a leading alternative investment firm focused in Latin America, with over 30 years of history and managing products across Private Equity, Infrastructure, Credit, Public Equities and Real Estate. As of September 30, 2021, including the combination with Moneda Asset Management which closed on December 1, 2021, the combined platform managed nearly $25 billion of assets under management, with a global presence in 11 offices across 4 continents. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com

About Kamaroopin

Kamaroopin is a growth equity firm focused on building long-lasting companies, positioned to benefit from secular trends in consumer habits. Its purpose is to accelerate the growth of companies, combining dreams, capital and talent at the service of entrepreneurship, innovation and corporate legacy. It operates under a collaborative approach in the elaboration of proprietary investment theses, robust diligence and investment underwriting processes and in partnership with talented entrepreneurs and teams.

Further information is available at https://www.linkedin.com/company/kamaroopin/

Disclaimer:

This press release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities of Patria Investments Limited. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. Any estimates or projections included should not be relied upon as being necessarily indicative of future results.

Forward Looking Statements:

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “would,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2020, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this investor presentation. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, and if we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. There can be no assurance that the proposed transactions described in this presentation, which are subject to certain closing conditions, will be completed, nor can there be any assurance, if the transactions are completed, that any potential benefits of the transactions will be realized. The description of the transactions contained herein is only a summary and does not purport to be complete.

Press service:

Brazil - Ideal H+K Strategies (patria@idealhks.com)

Guilherme Soares: +55 11 9.9135-9788 / guilherme.soares@idealhks.com

Rodrigo Fonseca: +55 11 9.4846-5003 / rodrigo.fonseca@idealhks.com

Patria Shareholder Relations:

Josh Wood: +1 917 769 1611 / josh.wood@patria.com